

July 23, 2013

Via E-mail
Judy A. Schmeling
Chief Financial Officer
HSN, Inc.
1 HSN Drive
St. Petersburg, FL 33729

      Re: **HSN, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 21, 2013
             Definitive Proxy Statement filed on Schedule 14A
             Filed March 25, 2013
             File No. 001-34061

Dear Ms. Schmeling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1. We note you generate sales primarily from television, digital commerce and catalogs. Please tell us what consideration you have given to separately quantifying the platform from which your sales were generated to enable investors to better understand your results of operations, trends and to ascertain the likelihood that past performance is indicative of future performance. We refer you to the guidance outlined in Item 303(a)(3) of Regulation S-K and SEC Release Number 33-8350.

2. We note digital sales grew 13% in 2012. Please tell us what sources of revenue are included within digital sales and in future filings expand your disclosure to clearly define digital sales.

Liquidity and Capital Resources, page 25

3. Please revise future filings to provide more robust disclosure and analysis of the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows. For example, we note net cash provided by operating activities decreased due to increased working capital requirements including increased Flexpay usage. Please explain in greater detail how the increased Flexpay usage has impacted your cash flows, including accounts receivable collections and whether you expect this trend to continue. Refer to Section IV of our Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 31

Note 7 – Long-Term Debt, page 46

4. We note your disclosure regarding the Credit Agreement and the restrictions on you and your subsidiaries. Please explain to us the extent you considered whether the restrictions require you to provide Schedule I, condensed financial information. See Rule 5-04(c) of Regulation S-X.

Note 16 - Shareholders' Equity, page 59

5. We note you repurchased 5.5 million and 0.8 million shares of common stock during 2012 and 2011, respectively, and you charged the entire excess amount over par value to additional paid-in capital. Please tell us and disclose your accounting policy for the common stock repurchased and advise us how you considered the guidance within ASC 505-30-30-8 in formulating your policy.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion & Analysis, page 23

Short-Term Incentive Compensation Program, page 29

6. In future filings, please disclose the amount of the Adjusted EBITDA target (or any successor targets). In this regard, we note that in your disclosure for fiscal 2012 you provide investors with enough information for them to calculate the Adjusted EBITDA target, based upon your disclosure on page 24 that actual Adjusted EBITDA for fiscal 2012 of $324.3 million constituted 96.2% of the target, which indicates that the target was approximately $337.1 million, but you do not disclose the target. In addition, in

future filings, to the extent that you continue to use individual performance goals, please provide a description of the individual performance goals for each executive.

Long-Term Incentive Program, page 31

7. We note your disclosure "the number of SARS and RSUs awarded is not contingent upon the achievement of any performance metric but, instead, is based on a target percentage of base salary." For each executive, please provide us with their target percentage and how the compensation committee determined that percentage, and to the extent material, please include this type of information in future filings.

8. Please provide us with the performance goals or targets for each executive for the long-term performance cash awards disclosed in the 2012 row of the summary compensation table in respect of both 2012 and 2011 performance, and to the extent material, please include this type of information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Judy A. Schmeling
HSN, Inc.
July 23, 2013
Page 4

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

[cc: Kim Lahey, Executive Office]